                                                                    Exhibit 6.21

[LOGO]   REHNBORG CENTER
         FOR NUTRITION & WELLNESS

Direct Dial:  714-562-6202
Fax:  714-737-7608


Wednesday, April 08, 1998

Allen J. Simon
Food Extrusion, Inc.
1241 Hawk's Flight Court                                            CONFIDENTIAL
El Dorado Hills, CA 95762

Re:      Rice Bran Oil--Non-Binding Letter of Intent

Dear Allen:

Sorry I haven't gotten back to you sooner on our plans for Rice Bran Oil. I have been waiting for some information from our Marketing person at World Headquarters so that I might be able to provide you with some reasonable estimate on our expected usage of the oil in our big markets.

It is our intention to launch the U.S. market as soon as sufficient production of the more refined, lower potency oil is available to fill our pipeline and ensure continued supply. As we discussed in your office, this could occur as early as late 1999 if we can progress on a fast track. Of course, we need the oils agreed upon for our experimental and market research work to verify that we've got viability here. If our research program shows the promise we all expect, Amway would work out a requirements contract with you consistent with the estimates in the next paragraph.

For the U.S. pipeline, we would need about 150 metric tons at the start and about 40 metric tons per month to sustain the business. My notes indicate that these needs would be easily met by the plant you anticipate, which would produce about 400-500 metric tons per month. Assuming success in the Domestic market, we would roll it into Canada, Korea and Japan (if we can convince the Japanese that our oil is better than the one they now market). This "package" would be double the size of the U.S. Smaller markets, such as Malaysia, Taiwan, Germany and other European countries would then follow. It is conceivable that we could grow to a point that we would use all of the proposed plant's output, but it would take several years.

The key product profile point is that we can sustain the claim of "most nutritious in the world" based on the tocol, oryzanol and other "goodie" content of our 4,000 ppm material. It is not likely that anyone in the mass market would want to market something this high in these

[LOGO]         Nutrilite Division of Amway Corporation
               5600 Beach Boulevard, P.0, Box 5940
               Buena Park, California 90622-5940
               TEL (714) 562-6220


materials due to the cost, but it would be helpful to assure that your other potential partners understand this. Having a product such as this with exclusivity in our channel of distribution will provide tremendous leverage for us. Naturally, the usual profile points of consistent color, odor and stability are expected. The scenario we discussed on our last visit-distilling all the goodies out prior to refining and then adding back what we need to meet our specs-should go a long way to providing an attractive and efficacious product.

I am exploring the possibilities of initiating a clinical test using the `Hot' oil as a carrier for the special formulation approach I mentioned when we visited your facility. As soon as I receive the sample, we can begin the process of getting softgels made up and provided to our clinical partners. Hopefully the test can get started by the end of Summer `98. We'll also be getting some food science work done on the lower potency material. If this oil becomes useful in special anti-oxidant formulations, I expect that we would require about 25 metric tons per year per product. We could use it as a carrier in 4 or 5 products.

In spite of the lack of responsiveness by some of my colleagues, our interest and excitement for this product remains high. We are all looking forward to taking this next step together.

Yours very truly,


/s/ Bob Hunter
Robert T. Hunter
Executive Vice President, Business Development